 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number: 001-14611

(formerly known as INTERACTIVE ENTERTAINMENT LIMITED)
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of Incorporation)
Floor Six   65 Front Street   Hamilton Parish   Islands of Bermuda   HM12
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED

By: Deborah Fortescue-Merrin
Deborah Fortescue-Merrin,
President
Date:  May 11, 2012

EXHIBIT INDEX

1.      Interim Financial Statements for the Three Months ended March 31, 2012

2.      Management Discussion and Analysis for the Three Months ended March 31, 2012

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD THREE MONTHS ENDED MARCH 31, 2012

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Interim unaudited Consolidated Financial Statements for this First Financial Quarter ending March 31, 2012, for the First Financial Quarter ended March 31, 2011 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2011.

These Interim Unaudited Consolidated Financial Statements have been prepared by Company management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These Interim unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”).  Note 2 provide IFRS information that is material to understanding these Interim Unaudited Consolidated Financial Statements.

Under Canada’s National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4/3(30)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.  The Company’s external auditors, The Saturna Group, Chartered Accountants, of Vancouver, British Columbia, Canada have not performed a review of these interim financial statements

All financial statements and Notes are expressed in United States of America Dollar Currency.

Hamilton, Bermuda
April 9, 2012

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	March 31	December 31
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$2,182	$3,036
Accounts receivable	0	0
Prepaid expenses	9,108	2,017
Total current assets	11,291	5,053

Total Assets	$11,291	$5,053

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	539,668	499,041
Notes Payable	76,766	73,729
Notes Payable – Related Parties	43,385	41,876
Accrued dividends	4,811,566	4,657,601
Preferred shares – Note 6	2,237,443	2,237,443
Total current liabilities	7,708,828	7,509,690

Total Liabilities	$7,708,828	$7,509,690

SHAREHOLDERS' EQUITY

Share Capital	874,673	874,673
Additional paid-in-capital	63,362,764	63,362,764
Stock Option Reserve	320,395	320,395
Deficit	(72,255,369)	(72,062,469)
Total Shareholder Equity	(7,697,537)	(7,504,637)
Total Liabilities and Shareholders' Equity	$11,291	$5,053

Nature of Operations and going concern  Note 1
Contingencies  Note 6
Subsequent events  Note 16

APPROVED ON BEHALF OF THE BOARD:

/s/	Deborah Fortescue-Merrin	/s/	Anthony P Clements
	Deborah Fortescue-Merrin		Anthony P Clements

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited March 31, 2012
Interim Financials	Page -5-

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(with comparative figures to the Three Months Ended March 31, 2011)
(UNAUDITED)

	Three Months Ended March 31,
	2011	2012

Revenue	$1,750	$1,750
Operating Expenses
Consulting and contract services	10,500	10,500
General and administrative	13,432	17,747
Foreign Exchange	1,272	4,707
Interest	1,891	3,057
Professional Fees	6,051	4,500
Marketing	174	174
	33,320	40,685

Loss from operations	$(31,570)	$(38,935)
Other:
Preferred stock dividends	(141,664)	(153,965)

Net and comprehensive Income (loss)	$(173,234)	$(192,900)

BASIC AND DILUTED LOSS PER SHARE
Numerator for basic and diluted loss per share:

Net and comprehensive Income (loss) Gain (loss) to common shareholders	(173,234)	(192,900)

Denominator for basic and diluted loss per share:
Weighted average shares outstanding	87,467,288	87,467,288

Net loss per share	$(0.0020)	$(0.0022)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited March 31, 2012
Interim Financials	Page -6-

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CHANGES IN EQUITY
(UNAUDITED)

	Share Capital
	Number of Shares	Amount$	Contributed Surplus $	Shareholder Option Reserve$	Deficit $	Total$

Balance, December 31, 2010	87,467,288	$874,673	$63,362,764	$320,395	$(71,433,612)	$(6,675,870)

Net Loss for the interim period	0	0	0		$(173,234)	$(173,234)

Balance, March 31, 2011	87,474,288	$874,673	$63,362,764	$320,395	$(71,606,936)	$(7,049,104)

	Share Capital
	Number of Shares	Amount$	Contributed Surplus$	Shareholder Option Reserve $	Deficit $	Total$

Balance, December 31, 2011	87,467,126	$874,673	$63,362,764	$320,395	$(72,062,469)	$(7,504,637)

Current Period’s Activities	0	0

Net Loss for the interim period					$(192,900)	$(192,900)

Balance, March 31, 2012	87,474,288	$874,673	$63,362,764	$320,395	$(72,255,369)	$(7,697,537)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited March 31, 2012
Interim Financials	Page -7-

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CASH FLOWS
(with comparative figures to the Three Months Ended March 31, 2011)

 (UNAUDITED)

	Three Months Ended March 31, 2011	Three Months Ended March, 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss} for the period	$(173,234)	$(192,900)

Items not affecting cash:
Accrued dividends payable	141,664	153,965
Foreign Exchange	1,272	4,707
Interest costs	1,891	3,056
	(28,407)	(31,172)

Changes in non-cash operating working capital items:

Accounts receivable	0	0
Prepaid expenses	(7,974)	(7,091)
Accounts payable and accrued expenses	34,123	40,627
Net cash provided by (used in) operating activities	26,149	33,536

CASH FLOWS FROM INVESTING ACTIVITIES

Investing Activities	0	0
Net cash provided by (used in) investing activities	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Notes Payable	167	3,037
Notes Payable – Related Parties	0	1,509
Interest	(1,891)	(3,056)
Net cash provided by (used in) financing activities	(1,724)	1,490
FOREIGN EXCHANGE

Effects of exchange rate on financing activities	(1,272)	(4,707)
Net cash provided by (used in) financing activities	(1,272)	(4,707)

Net increase (decrease) in cash	(5,254)	(853)
Cash, beginning of period	9,786	3,036
Cash, end of period	$4,532	$2,183

Non Cash investing and financing activities	0	0

Supplemental disclosures Income Taxes paid	0	0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited March 31, 2012
Interim Financials	Page - 8-

CREATOR CAPITAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2012
(Stated in U.S. Dollars)

Note 1            Nature and Continuance of Operations

Creator Capital Limited (the “Company”), a Bermuda exempted company, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited in June 1997.  On September 27, 2000 the name changed to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved to change the name of the Company to Fireflies Environmental Limited.  At the 2011 Annual General Meeting, held March 30, 2012, the Company received shareholder approval for returning the Company name to Creator Capital Limited.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

The head office, principal address and registered and records office is located on Floor 6, 65 Front Street, Hamilton, Islands of Bermuda,  HM12.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at March 31, 2012, the Company had not yet achieved profitable operations, having a working capital deficit of $7,696,537 (March 31, 2011: $7,049,104) has accumulated losses of $72,255,369 (March 31, 2011: $71,606,936) since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

Note 2            Summary of Significant Accounting Policies

At the date of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which were not yet effective during the year ended 31 December 2011.

●
 IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

Creator Capital Limited March 31, 2012
Interim Financials	Page - 9-

●
IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12. The IASB issued a number of new and revised IASs, IFRSs, amendments and related IFRICs which are effective for the Company’s financial year beginning on 1 January 2011.  For the purpose of preparing and presenting the consolidated financial statements, the Company has consistently adopted all these new standards for the years ended 31 December 2011 and 20

●	IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
●
IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

●
IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

Note 2            Summary of Significant Accounting Policies – (cont’d)

These consolidated interim financial statements are presented in the Dollar currency of the United States of America.

These consolidated interim financial statements were authorized for issue by the Board of Directors on May 10, 2011..

The consolidated interim financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a)      Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation) (Annual Fees were not paid to maintain this Company); and Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)    Equipment

As at the end of the current Interim period there are no current equipment assets.

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Interim Financials	Page - 10-

c)     Website Development Costs

 As at the end of the current interim period there are no current website development costs.

d)    Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)     Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)      Revenue Recognition

g)     Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)     Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

Creator Capital Limited March 31, 2012
Interim Financials	Page - 11-

 i)    Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase options, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

 The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

j)     Accounting Standards Issued, But not yet Effective

Effective for annual periods beginning on or after January 1, 2013 are the New Standard IFRS 9, “Financial Instruments”, New Standard IFRS 13,”Fair Value Measurement”.
IFRS 13 replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.

The Company has not early adopted these revised standards and is currently assessing the impact that

Note 3             Notes Payable

IFRS 39 stipulates that the Company’s financial liabilities be measured at ‘amortized cost’.  This is defined as the originally recorded amount: less any principal repayments; plus or minus the cumulative amortization, using the ‘effective interest method’ of any difference between the originally recorded amount and the maturity amount.  The various loan amounts, represented by the Notes Payable, have been recorded at their principal amount at the date of each loan, which are deemed to be fair value.  No premium was paid on any of these Notes Payable.  No transaction costs were incurred in the borrowing of these funds.  The interest bearing Notes Payable have their interest cost calculated and recorded monthly.  Hence, the use of the measurement of value of the Notes Payable at amortized costs would not be materially different from the amounts presented.

	March 31, 2012	December 31, 2011

Unsecured interest bearing at 10% per annum	76,766	73,729
Unsecured interest bearing at 10% per annum, related party,	43,735	41,876

	$120,501	$115,605

These notes are due within one year, therefore are classified as current liabilities.

All interest incurred on interest bearing notes of $22,442 (December 31, 2011: $19,646)

is included in the Accounts Payable account.

Amount differences between December 31, 2010 and March 31, 2011 reflect foreign exchange adjustments.

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Interim Financials	Page - 12-

Note 4             Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

 In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2010 and as of March 31, 2011, 2,237 Class A Preference Stock remain outstanding.

Dividends on the Class A preference shares for the First Fiscal Three Month Quarter ended March 31, 2011 the accrued Dividends recorded was $153,965 (March 31, 2011:$141,664.  They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares reclassifying them from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  They meet the definition of a financial liability

Note 5             Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share expiring on April 6, 2012.

The following table summarizes the continuity of the Company’s stock options:
	Number of options	Weighted average exercise price $

Outstanding, December 31, 2011	6,950,000	0.25
Activity during the period	0	0.00
Outstanding, March 31, 2012	6,950,000	0.25

Additional information regarding stock options outstanding as at March 31, 2012 is as follows:

	Outstanding and exercisable
Range of exercise prices $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.25	6,950,000	6 days	0.25

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Interim Financials	Page - 13-

Note 5             Stock Options (continued)

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Note 6            Contingency

None during the Quarter

Note 7             Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda.  Prior to 1999, the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company is represented in Canada by a Director who provides Corporate Services.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

Year ended December 31	2010 $	2010 $	2009 $

Canadian statutory income tax rate	26.50%	28.50%	30.00%

Income tax recovery at statutory rate	167,000	177,000	155,000

Tax effect of:
Permanent differences and other	–	–	–
Foreign income tax other than Canadian statutory rate	(167,000)	(177,000)	(141,000)
	–	–	-
Change in valuation allowance	--	(20,000)	(14,000)

Income tax provision	–	–	–

The significant components of future income tax assets and liabilities are as follows:

	2010 $	2009 $

Future income tax assets

Non-capital losses carried forward	116,000	116,000
Valuation allowance	(116,000)	(116,000)

Net future income tax asset	–	–

Creator Capital Limited March 31, 2012
Interim Financials	Page - 14-

The Company has estimated accumulated non-capital losses of $452,000 which may be carried forward to reduce taxable income in future years. As at December 31, 2011, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

Note 8             Related Party Transactions

A company controlled by management (the owner being Rex E. Fortescue, the father of the Company’s President) of the Company provides to the Company.  During the three months year-to-date period ended March 31, 2012, the Company incurred $10,500 ($10,500 for same period in 2011) in consulting fees and $451 ($451 for the same period in 2010) in expense reimbursements.  Included in the Account Payable accounts is $171,573 representing outstanding fees and reimbursements.

A company controlled by management (the owner being Deborah E. Fortescue-Merrin, the Company’s President) of the Company formerly provided the corporate management services of Deborah Fortescue-Merrin and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Rex E. Fortescue, the father of the Company’s President, and Richard E. Fortescue, the brother the Company’s President) of the Company provides accounting and administrative services to the Company.  During the three months First Fiscal Quarter period ended March 31, 2012 the Company incurred $6,000 ($6,000 for the same period in 2011) for such accounting and administrative services, and $6,071 ($2,167 for the same period in 2011) in expense reimbursements.  Included in the Account Payable accounts is $154,612 representing outstanding fees and reimbursements.

Note 9            Economic Dependence

During the three months year-to-date period ended March 31, 2012, one customer accounted for 100.0%, of total sales.  For the three months year-to-date period ended March 31, 2011, one customer accounted for 100.00%of total sales.

During the three months Final Fiscal Quarter period ended December 31, 2010, one customer accounted for 100% of total sales.  During the three months Final Fiscal Quarter period ended December 31, 2009, two customers accounted for 77.6% and 22.4%, respectively, of total sales.

Note 10          Segmented Information

For the three months year-to-date period ended March 31, 2011 and for the three month Final Fiscal Quarter period ended March 31, 2010 the details of identifiable revenues by geographic segments are as follows:

	March 31, 2011	March 31, 2010

Asia	$0	$0
Middle East	1,750	1,750

Total Revenues per Quarter Period	$1,750	$1,750

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Interim Financials	Page - 15-

Note 11           Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the three month Year-to-date period ended March 31, 2011, the Company recognized preferred share dividends payable of $141,664 (for the same period during 2010: $49,653).
In addition to the regularly calculated preferred share dividends, the agreement calls for the compounding of the dividends payable annually, this is recorded in the fiscal Fourth Quarter.  During the Fourth Quarter’s three month period ending December 31, 2010 the Company recognized preferred share dividends payable of $148,320 (2009: $489,098).  The 2009 amount included the compounding of the outstanding interest for the 2009 fiscal year of $262,467.  It also included an additional amount of $175,875 previously unrecorded for the 2008 fiscal year.

Note 12           Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at March 31, 2011, with the exception of short-term loans, the Company has not entered into any debt financing.

The Company is dependent on the related parties’ ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.  The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 13           Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate.  As at March 31, 2011, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

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Interim Financials	Page - 16-

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  The Company’s cash and receivables are exposed to credit risk.  The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently.  As at March 31, 2011, the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash.  As at March 31, 2011, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date.  Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 14           Subsequent Events

At the 2011 Annual General Meeting, held March 30, 2012, the Company received shareholder approval for returning the Company name to Creator Capital Limited.

●	On 6 April 2012, a total of 6,950,000 stock options expired unexercised (Note 5).

●	The Company extended the repayment dates on various loans by an additional year (Note 3).

Creator Capital Limited March 31, 2012
Interim Financials	Page - 17-